

January 21, 2025

Dear Fellow Matthews Shareholder:

At Matthews International Corporation's ("Matthews" or the "Company") 2025 Annual Meeting of Shareholders scheduled to be held on February 20, 2025, you will have the opportunity to hold the Board of Directors (the "Board") accountable, address the Company's prolonged underperformance and reinvigorate the Board by adding three highly qualified individuals with fresh perspectives, much-needed skillsets, and a mindset of management accountability.

As the collective owners of more than 581,000 of the Company's outstanding shares, Barington Capital Group, L.P.'s and the other participants' in its solicitation (collectively, "Barington") interests are aligned with yours, whether you are an institutional investor, a private investor or a Matthews employee. We, like you, want Matthews to deliver the substantial above-market returns we know it can achieve. Unfortunately, we do not believe meaningful appreciation in Matthews' share price can be achieved without Board change. In our view, new directors are required to reverse the Company's untenable status quo and abysmal performance overseen by CEO Joseph Bartolacci. For this reason, we urge you to **protect your investment and <u>VOTE</u> the enclosed <u>GOLD</u> proxy card "FOR" the election of Barington's nominees Ana Amicarella, Chan Galbato and James Mitarotonda**.

BARINGTON'S NOMINEES BRING THE SKILLS, EXPERIENCE AND COMMITMENT TO SHAREHOLDERS THE MATTHEWS BOARD REQUIRES

We believe that the current Matthews Board is radically entrenched, long tenured and has been unsuccessful in its duty to serve as a good fiduciary to shareholders. The most notable example of this is the Board's retention of Mr. Bartolacci as CEO despite the poor execution of his flawed strategy that has resulted in significant deterioration of operating results, a weaker balance sheet, and share price underperformance relative to peers during his tenure. Between October 2, 2006, the first trading day after Mr. Bartolacci became CEO, and December 31, 2024, the Company's total shareholder return (including dividends) was a mere 2.2% and the stock price (without dividends) declined by -24.7%, while investing $1.8 billion in acquisitions and capital expenditures.[i]

As a result, we question the incumbent Board's true independence. Incredibly, three of the 11 directors are current or former Matthews executives, and five directors have been on the Board for 10 or more years, leaving only three directors that, in our view, are truly independent.

On the contrary, Barington's nominees are highly accomplished executives with strong leadership capabilities that have proven successful in transforming businesses; significant board experience; decades of industry experience in Matthews' core industry segments; fresh perspectives; and an unwavering commitment to put shareholders' interests first. They are prepared to challenge the status quo for the benefit of all Matthews' shareholders.

CEO EXPERIENCE AND TRACK RECORDS OF LONG-TERM VALUE CREATION

✓ **Barington's Highly Qualified Nominees:** Barington's nominees bring substantial experience leading organizations to develop corporate strategies, build capabilities, execute effectively and deliver results.[ii]

- **Ana Amicarella** serves as CEO of EthosEnergy, a global independent provider of services for the power generation, oil and gas, industrial and aerospace sectors. She has drawn on her more than 30-year track record running P&Ls at General Electric and Aggreko to deliver impressive results. Ms. Amicarella has more than doubled EthosEnergy's EBITDA during the five years she has run the business.
- **Chan Galbato** has held leadership roles across a broad range of industries and smaller to larger businesses during his more than 40-year career. Having served as CEO at Invensys, Armstrong Floor Products, a division Armstrong World Industries, Choice Parts and most recently at Cerberus Operations and Advisory Company, Mr. Galbato has a deep understanding of value creation at multi-business unit companies as well as extensive experience overseeing operating executives and investment strategies.
- **James Mitarotonda**, CEO of Barington Capital Group, L.P., has been instrumental in creating value at the companies where he has been a director or advisor to the board. As an investor, Mr. Mitarotonda brings an owner's perspective to the boardroom, reflected in his ability to challenge long-held assumptions, willingness to make difficult decisions and act resolutely to create long-term value for all shareholders.

✕ **Incumbent Board:** Aside from J. Michael Nauman, Matthews' nominees have minimal CEO experience, reflective of their inability to lead the Company through challenging periods of underperformance.[iii]

**A DEEP UNDERSTANDING OF HOW TO DRIVE TRANSFORMATIONAL
CHANGE IN THE BOARDROOM**

✓ **Barington's Highly Qualified Nominees:** Barington's nominees have decades of experience serving on public and private company boards with a strong track record of value creation.

- **Ms. Amicarella** has served on two public company boards, including almost seven years at Warrior Met Coal (NYSE: HCC), a producer of metallurgical coal, and almost eight years at Forward Air Corporation (NASDAQ: FWRD), a freight and logistics company. During her tenure as a director of Warrior Met Coal, its share price has increased by 113%.[iv]
- **Mr. Galbato** has served on more than 50 boards and served as Chairman of Avon Products (formerly NYSE: AVP), YP Holdings, and North American Bus Industries, and as Lead Director for Brady Corporation (NYSE: BRC). He is currently Chairman of NFI Group (TSX: NFI), a leading independent global provider of sustainable buses and motorcoaches.
- **Mr. Mitarotonda** has served as a director and advisor to more than 20 boards across a broad range of companies and industries, including Rambus, Inc. (NASDAQ: RMBS), Avon Products (formerly NYSE: AVP), OMNOVA Solutions (formerly NYSE: OMN), Pep Boys - Manny, Moe & Jack (formerly NYSE: PBY), and A. Schulman Inc. (formerly NASDAQ: SHLM), among others. He has an impressive record of delivering a step change in board effectiveness. His purposeful engagement, proven ability to work effectively with peer directors and sense of urgency have helped numerous boards to transform, set explicit priorities and take decisive actions that have created long-term shareholder value.

× **Incumbent Board:** In addition to presiding over a declining share price throughout their tenures, Matthews' nominees possess less than half the cumulative board experience outside Matthews as compared to Barington's nominees. Fewer than half the directors on the incumbent Board have ever served on the board of another public company. Mr. Nauman has been a director at Commercial Vehicle Group, Inc., which destroyed value for shareholders during his three-year tenure.

EXPERTISE IN KEY SECTORS CRUCIAL TO MATTHEWS' SUCCESS

✓ **Barington Highly Qualified Nominees:** Barington's nominees bring decades of cumulative experience in several of Matthews' core industry segments, including energy storage, commercial printing, industrial equipment and products, automotive and building products.

- **Ms. Amicarella** has over 30 years of experience in the energy, energy storage and power generation industry. We believe that her industry experience and track record in building new products and services in energy storage and power generation are relevant to Matthews' Industrial Technologies businesses. Ms. Amicarella successfully ran three different businesses for Aggreko helping customers through the energy transition with power generation, cooling, and energy storage solutions.
- **Mr. Galbato** brings relevant industry experience to Matthews' businesses that is entirely missing from the current Board, including digital distribution and business models (for Memorialization); commercial printing and building products (for Product Identification); automotive (for Energy Storage); and iot and intelligent devices (for Warehouse Automation).
- **Mr. Mitarotonda** has decades of industrial products, automotive, and other industrial experience having served as a director and overseeing significant portfolio transformations at Ameron International (formerly NYSE: AMN), Gerber Scientific (formerly NYSE: GRB), and Griffon Corporation (NYSE: GFF), among others.

× **Incumbent Board:** Matthews' nominees lack substantive industry-specific experience in memorialization, warehouse automation or energy storage. Mr. Garcia-Tunon and Mr. Dunlap spent most of their careers in heavy-duty breaking equipment and in steel manufacturing, respectively. Therefore, we believe shareholders should be concerned about their ability to effectively oversee Matthews' businesses.

BARINGTON'S NOMINEES ARE PROVEN BUSINESS LEADERS WITH A COMMITMENT TO CREATING VALUE FOR ALL SHAREHOLDERS

Since first investing in Matthews in 2022, our mission has been to work with the Board to maximize value for all shareholders. **This mission has not changed and it is the reason why we have nominated directors for election to the Board**.

Change must begin at the top. We believe Barington's nominees – Ms. Amicarella, Mr. Galbato and Mr. Mitarotonda – are the right leaders to help unlock the value embedded within Matthews that originally attracted us to make our investment in the Company. If elected, they will be fierce advocates for shareholders by working with the incumbent directors to execute Barington's four-step plan, subject to their fiduciary duties:

1. **Refreshing the Board and improving corporate governance**;
2. **Prioritizing the commencement of a search for a new CEO** after 18 years of deteriorating operating results, increasing debt, and share price underperformance;

3. **Focusing Matthews on businesses where it can create long-term shareholder value** by having it follow through with its strategic review of its Warehouse Automation and Product Identification businesses and identify an experienced and well-funded industry partner for its emerging Energy Storage (dry cell lithium-ion battery manufacturing) business; and

4. **Improving cash flow** by increasing the amount of Matthews' sales, general and administrative (SG&A) expense reduction initiatives and by allocating cash received from divestitures and the Memorialization segment to reduce indebtedness.

We urge you to protect your investment in Matthews. Join us in electing Ana Amicarella, Chan Galbato and James Mitarotonda to the Board by voting the **GOLD** proxy card today.

We thank you for your continued support.

James Mitarotonda
Chairman and Chief Executive Officer
Barington Capital Group, L.P.

Important Information and Participants in the Solicitation

Barington has filed a definitive proxy statement and associated **GOLD** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly qualified director nominees at the upcoming annual meeting of stockholders of the Company. Details regarding the Barington nominees and the participants in their solicitation are included in its proxy statement and Barington strongly advises all shareholders of the company to read the proxy statement and other proxy materials as they contain important information.

The participants in Barington's proxy solicitation are Barington, Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, 1 NBL EH, LLC, Joseph Gromek, Ana B. Amicarella and Chan W. Galbato.

If you have any questions, require assistance in voting your **GOLD** universal proxy card, or need additional copies of Barington's proxy materials, please contact:



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New York, NY 10036

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Shareholders and All Others Call Toll-Free: (877) 285-5990
E-mail: info@okapipartners.com

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i Source: S&P Capital IQ.
ii Source: Barington Definitive Proxy Statement, January 8, 2025.
iii Source: Matthews Definitive Proxy Statement, January 7, 2025
iv Source: S&P Capital IQ.